Exhibit 99.1

PRESS RELEASE

SMX Extending Metals Business with trueSilver

Aiming Both for Fashion Luxury and Bullion Products

NEW YORK, June 7, 2023 – SMX (Security Matters) plc (NASDAQ:SMX; SMXWW) is pleased to announce that it is in the process of creating a new subsidiary trueSilver and has entered into a 120 day exclusive agreement with Sunshine Minting Inc., to create a path to full transparency and traceability for silver products from mine site to final products and recycling and the creation of an industry standard.

This announcement follows the successful filing of patents pertaining to gold, aluminum, steel and cobalt in 2023.

With silver rarely being found in its pure form (native silver) and at least 80% of the world’s silver being produced as a by-product of mining for other metals such as gold, copper, lead and zinc, this progression is considered by SMX to be the natural next step.

Metals Focus and The Silver Institute forecasted in the “World Silver Survey 2022”, the total supply (mine production, recycling, net hedging supply and net official sector sales) to be 1,030.0 million ounces in 2022 (up from 997.2 million ounces in 2021), with the 2022 total demand equaling 1,101.8 million ounces (up from 1,049.0 million ounces in 2021).

SMX’s trueSilver technology invisibly ‘marks’ the silver with a durable marker, that will allow the physical silver to have a complete and transparent memory of its journey from mine-to-marketplace, to recycle and reuse. Enabling an ethical silver supply chain assurance, to tangibly authenticate and provide irrefutable proof of the origination of silver for credible ESG reporting in real time.

From Sunshine Minting: “As we see the demand for transparency in the pursuit of ethically sourced materials escalating, along with the requirements for ESG compliance, we are very excited to work with the team at SMX to help develop trueSilver as an industry wide solution.”

From SMX: “we are extremely honored and looking forward to the new relationship with Sunshine Minting, with this cooperation, we look forward to trueSilver becoming the leading player in the silver industry on ESG IMPACT and provinces standards, including proving recycled silver content.”

—Ends—

For further information contact:

SMI Strategic Consultant Contact:

Rudy R. Miller, President & CEO

The Miller Group

(602) 255-0505

rrmiller@themillergroup.net

www.themillergroup.net

SMX INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

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PRESS RELEASE

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

About SMI:

Sunshine Minting Inc., (SMI) is a leading domestic and global supplier of precious metal mint products with manufacturing facilities in Nevada, Idaho, as well as a joint venture in Shanghai, China. SMI’s primary customers are sovereign governments, financial institutions, corporations, major marketing companies, other businesses, and private groups. In addition to supplying world class products globally, SMI is heavily invested in providing solutions to industry challenges such are our MintMark SI Anti counterfeit feature and recently our Nan-O-DT anti tarnish solution for silver products.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of silver, steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

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